[LOGO OF MIH GROUP]                          [LOGO OF M-WEB]

MIH Holdings Limited                         M-Web Holdings Limited
(Incorporated in the Republic of             (Incorporated in the Republic of
   South Africa)                                 South Africa)
(Registration Number 93/05613/06)            (Registration Number 97/04264/06)
("MIHH")                                     (M-Web)

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                          Delinking of MIHH and M-Web
                       and the separate listings thereof

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1. Introduction

   On 30 March 1998 M-Web was granted a listing in the form of a linked unit with the ordinary shares of MIHH in the Industrial "Media" sector of the Johannesburg Stock Exchange ("the JSE") list under the abbreviated name "MIH/M-Web". MIHH and M-Web shareholders are referred to the M-Web pre-listing statement which was published on 3 March 1998.

   The shares in MIHH and M-Web are currently designated as linked units consisting of one MIHH ordinary share and one M-Web ordinary share and trade as a single linked unit on the JSE.

2. Delinking

   The boards of directors of MIHH and M-Web have approved the delinking of MIHH and M-Web in terms of the respective Articles of Association of MIHH and M-Web. Subsequent to the delinking the MIHH and M-Web ordinary shares will trade as separate shares and shareholders will be able to effect transactions in the MIHH and M-Web ordinary shares independently ("the delinking").

   The delinking will be effective from the close of business on Friday 30 July 1999 ("the record date") and the MIHH and M-Web ordinary shares will trade as separate shares from the commencement of business on Monday 2 August 1999 ("the effective date").

   As a consequence of the delinking, MIHH will cease to have a linked equity relationship with M-Web. Following its strategy of capitalising on interactive opportunities arising from the convergence of television platforms and the internet, MIHH through its subsidiary MIH Limited, has committed to an equity investment in M-Web.

   This investmnet is supported by the board of M-Web and will be effected through a private placement of M-Web ordinary shares. A circular in this regard will be sent to shareholders in due course.

3. Coversion of M-Web "B" ordinary shares

   As a result of the delinking and in accordance with the Articles of Association of M-Web the 18 300 725 unlisted "B" ordinary shares will convert to M-Web ordinary shares, ranking pari passu in all respects with the existing issued M-Web ordinary shares. Approval has been granted by the JSE for the listing of the converted M-Web "B" ordinary shares on the JSE from the effective date.

4. Transfer of sector

   With effect from the commencement of business on the effective date, M-Web's listing on the JSE will be transferred to the Industrial "Development stage" sector of the JSE list and will trade under the abbreviated name "M-Web". As a consequence of the delinking all existing linked unit certificates will cease to be good for delivery for transactions entered into on the JSE from the close of business on the record date. Trade in the MIHH/M-Web linked unit for the week ending Friday 30 July 1999 will be for immediate settlement.

   The committee of the JSE has approved the listing of 282 983 019 M-Web ordinary shares (which includes the converted M-Web "B" ordinary shares) in the issued capital of M-Web in the industrial "Development stage" sector of the JSE list with effect from the commencement of business on the effective date.

   MIHH will remain listed in the industrial "Media" sector of the JSE list and will trade under the abbreviated name "MIHH".

5. Surrender

   Shareholders are requested to send their existing linked unit certificates together with a form of surrender to the transfer secretaries namely Mercantile Registrars Limited (7th Floor, 11 Diagonal Street, Johannesburg 2001, PO Box 1053, Johannesburg 2000) as soon as possible in order to receive separate MIHH and M-Web share certificate reflecting the delinking.

   A circular setting out details of the delinking incorporating a form of surrender will be sent to shareholders on Monday 19 July 1999.

16 July 1999
Randburg